Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

24 August 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Progress Wortel -1 Well

The Wortel exploration well is being drilled 7km west of the Oyong oil and gas field in the Sampang PSC, offshore Indonesia. The Operator (Santos) has advised that the well is at a depth of 1247 metres.

Current operations are that a wiper trip is being run. Following conditioning of the hole, it is planned to run wire-line logs and then to run and cement casing prior to drilling ahead.

The well has penetrated the top Mundu limestone reservoir at a depth of 1242m, with gas and fluorescence indicated from mud logs. Top reservoir is 56m low to prognosis

The hydrocarbon shows will require further evaluation before their significance (if any) can be determined.

Participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd	40.5% (Operator)
Singapore Petroleum Sampang Ltd	36%
Cue Sampang Pty Ltd	13.5%
PT Petrogas Oyong Jatim*	10%

*Subject to finalization.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

24 August 2006